                                                                    Exhibit 99.1


                   SALEM COMMUNICATIONS HOLDING CORPORATION
                             SUPPLEMENTAL REPORT
                           TO FORM 10-K FILED BY
                      SALEM COMMUNICATIONS CORPORATION

This supplemental report (this "Supplemental Report") is prepared by Salem Communications Holding Corporation (the "Subsidiary" including references to Subsidiary by "we," "us" and "our"), a wholly-owned subsidiary of Salem Communications Corporation ("Salem"), and is presented as an exhibit to Salem's report filed with the Securities and Exchange Commission (the "Commission") and will be provided to the holders of the Company's senior subordinated notes due 2007 in accordance with the terms of that certain Indenture dated as of September 25, 1997, by and among Salem, the guarantors named therein and The Bank of New York, as Trustee, as such Indenture has been supplemented from time to time (the "Indenture"). The information contained in this Supplemental Report is intended to be read in conjunction with the annual report on Form 10-K filed with the Commission by Salem, in which annual report this supplemental report is included as an exhibit. References in this Supplemental Report to the "Report" are references to such annual report on Form 10-K filed by Salem.

                                TABLE OF CONTENTS

                                     PART I

                                                                           Page
                                                                           ----
Item 1.  Business.......................................................... 1

                                     PART II

Item 5.  Market for Registrant's Common Equity and Related
         Shareholder Matters............................................... 4

Item 6.  Selected Consolidated Financial Information....................... 4

Item 7.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations............................... 6

Item 8.  Financial Statements and Supplementary Data.......................11

                                    PART III

Item 10. Directors and Executive Officers of the Registrant................11

Item 11. Executive Compensation............................................11

Item 12. Security Ownership of Certain Beneficial Owners and Management....11


                                     PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K...11

         Signatures........................................................12

         Financial Statements..............................................F-1



                                     PART I

ITEM 1.  BUSINESS.

      The Subsidiary has substantially the same business operations as is reported for Salem in the Report, however, Salem's unrestricted subsidiaries Salem Communications Acquisition Corporation ("AcquisitionCo") and AcquisitionCo's subsidiary SCA License Corporation ("SCA") own and operate several radio stations, the results of which are excluded from the results of operations of the Company. In August 2000, AcquisitionCo acquired the operational assets of radio station KALC-FM (Denver, CO) and SCA acquired the broadcasting license for that station. The separate assets and liabilities of Salem, excluding those of the Subsidiary and its subsidiaries, as well as the assets and liabilities of AcquisitionCo and SCA, and the results of operations for radio KALC-FM station beginning August 2000 are included in information presented for Salem in the Report, but are excluded from the information included in this Supplemental Report.

       The sections "--Program Revenue," "--Advertising Revenue" and "--Employees" are restated in this Supplemental Report to replace those sections contained in the Report.

      PROGRAM REVENUE. For the year ended December 31, 2000, we derived 29.7% and 16.2% of our gross revenue, or $34.9 million and $19.0 million, respectively, from the sale of nationally syndicated and local block program time. We derive nationally syndicated program revenue from a programming customer base consisting primarily of geographically diverse, well-established non-profit religious and educational organizations that purchase time on stations in a large number of markets in the United States. Nationally syndicated program producers typically purchase 13, 26 or 52 minute blocks on a Monday through Friday basis and may offer supplemental programming for weekend release. We obtain local program revenue from community organizations and churches that typically purchase time primarily for weekend release and from local speakers who purchase daily releases. We have been successful in assisting quality local programs to expand into national syndication.

      ADVERTISING REVENUE. For the year ended December 31, 2000, we derived 33.9% of our gross revenue, or $39.8 million from the sale of local spot advertising and 6.0% of our gross revenue, or $7.1 million from the sale of national spot advertising.

EMPLOYEES

      At March 1, 2001, the Subsidiary employed 827 full-time and 400 part-time employees. AcquisitionCo and SCA together have 4 full-time and 1 part-time employees which have been excluded from the number of employees reported for the Subsidiary in the preceding sentence. None of the Subsidiary's employees are covered by collective bargaining agreements, and we consider our relations with our employees to be good.

                                     PART II

ITEM 5. MARKET FOR THE SUBSIDIARY'S COMMON EQUITY AND RELATED STOCKHOLDER
        MATTERS.

      Not applicable.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL INFORMATION.

      The Subsidiary's selected historical statement of operations and balance sheet data presented below as of and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 are derived from the audited consolidated financial statements of the Subsidiary. The consolidated financial statements as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000, and the independent auditors' report thereon, are included elsewhere in this Supplemental Report. The Subsidiary's financial results are not comparable from period to period because of our acquisition and disposition of radio stations and our acquisition of other media businesses. The selected consolidated financial information below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Supplemental Report.

                                                                     YEAR ENDED DECEMBER 31,
                                                                    (DOLLARS IN THOUSANDS)
                                                               (EXCEPT PER SHARE DATA AND RATIOS)
                                            -----------------------------------------------------------------
                                               1996          1997          1998          1999          2000
                                            ---------     ---------     ---------     ---------     ---------
Statement of Operations Data:
Net broadcasting revenue ................   $  59,010     $  67,912     $  77,891     $  87,122     $ 107,786
Other media revenue .....................          --            --            --         6,424         7,916
                                            ---------     ---------     ---------     ---------     ---------
Total revenue ...........................      59,010        67,912        77,891        93,546       115,702

Operating expenses:
  Broadcasting operating expenses .......      33,463        39,626        42,526        46,291        60,121
  Other media operating expenses ........          --            --            --         9,985        14,863
  Corporate expenses ....................       4,663         6,210         7,395         8,507        10,457
  Stock and related cash grant ..........          --            --            --         2,550            --
  Tax reimbursements to S corporation
   shareholders(1) ......................       2,038         1,780            --            --            --
  Depreciation and amortization .........       8,394        12,803        14,058        18,233        23,243
                                            ---------     ---------     ---------     ---------     ---------
Total operating expenses ................      48,558        60,419        63,979        85,566       108,684
                                            ---------     ---------     ---------     ---------     ---------
  Net operating income ..................      10,452         7,493        13,912         7,980         7,018

Other income (expense):
  Interest income .......................         523           230           291         1,005         1,753
  Gain (loss) on disposal of assets .....      16,064         4,285           236          (219)       29,567
  Interest expense ......................      (7,361)      (12,706)      (15,941)      (14,219)      (16,821)
  Other expense .........................        (270)         (389)         (422)         (633)         (857)
                                            ---------     ---------     ---------     ---------     ---------
Total other income (expense) ............       8,956        (8,580)      (15,836)      (14,066)       13,642
Income (loss) before income taxes
  and extraordinary item ................      19,408        (1,087)       (1,924)       (6,086)       20,660

Provision (benefit) for income taxes ....       6,655           106          (343)       (1,611)        8,249
                                            ---------     ---------     ---------     ---------     ---------
Income (loss) before extraordinary item .      12,753        (1,193)       (1,581)       (4,475)       12,411
Extraordinary loss(2) ...................          --        (1,185)           --        (3,570)           --
                                            ---------     ---------     ---------     ---------     ---------
Net income (loss) .......................   $  12,753     $  (2,378)    $  (1,581)    $  (8,045)    $  12,411
                                            =========     =========     =========     =========     =========
Pro forma net income (loss)(1) ..........   $  12,838     $    (770)
                                            =========     =========

Other Data:
Broadcast cash flow(4) ..................   $  25,547     $  28,286     $  35,365     $  40,831     $  47,665
Broadcast cash flow margin(5) ...........        43.3%         41.7%         45.4%         46.9%         44.2%
EBITDA(4) ...............................   $  20,884     $  22,076     $  27,970     $  28,763     $  30,261
After-tax cash flow(4) ..................   $  11,594     $  10,647     $  12,335     $  15,809     $  17,914
Cash flows related to:
  Operating activities ..................   $  10,495     $   7,314     $  11,015     $   8,204     $  12,107
  Investing activities ..................   $ (18,923)    $ (26,326)    $ (31,762)    $ (35,159)    $(174,358)
  Financing activities ..................   $   9,383     $  18,695     $  21,019     $  59,162     $ 131,739

                                                                       DECEMBER 31,
                                            -----------------------------------------------------------------
                                               1996          1997          1998          1999          2000
                                            ---------     ---------     ---------     ---------     ---------
Balance Sheet Data:
Cash and cash equivalents ...............   $   1,962     $   1,645     $   1,917     $  34,124     $   3,612
Total assets ............................     159,185       184,813       207,750       264,364       426,571
Long-term debt, less current portion ....     121,790       154,500       178,610       100,087       286,050
Stockholders' equity ....................      20,354        10,682         9,101       142,839       124,700

--------------

(1) Tax reimbursements to S corporation shareholders represent the income tax liabilities of Salem's principal stockholders created by the income of New Inspiration and Golden Gate, which were both S corporations prior to Salem's August 1997 reorganization. Pro forma net income (loss) excludes tax reimbursements to S corporation shareholders and includes a pro forma tax provision at an estimated combined federal and state income tax rate of 40% as if the reorganization had occurred at the beginning of each period presented. In August 1997, New Inspiration and Golden Gate became wholly-owned subsidiaries of Salem. From this date, pretax income of New Inspiration and Golden Gate is included in Salem's computation of the income tax provision included in our consolidated statements of operations. The following table reflects the pro forma adjustments to historical net income for the periods prior to and including our August 1997 reorganization:

                                                                      1996       1997
                                                                     -------   --------
    Pro Forma Information:
    Income (loss) before income taxes and extraordinary item
     as reported above ...........................................   $19,408   $(1,087)
    Add back tax reimbursements to S corporation shareholders ....     2,038     1,780
                                                                     -------   --------
    Pro forma income (loss) before income taxes and
     extraordinary item ..........................................    21,446       693
    Pro forma provision (benefit) for income taxes ...............     8,608       278
                                                                     -------   --------
    Pro forma income (loss) before extraordinary item ............    12,838       415
    Extraordinary loss ...........................................        --    (1,185)
                                                                     -------   --------
    Pro forma net income (loss) ..................................   $12,838   $  (770)
                                                                     =======   ========

(2) The extraordinary loss in each of 1997, 1999 and 2000 relates to the write-off of deferred financing costs and termination fees related to the repayment of debt. See note 5 to our consolidated financial statements.

(3)   See note 1 to our consolidated financial statements.

(4) We define broadcast cash flow as net operating income, excluding other media revenue and other media operating expenses, before depreciation and amortization and corporate expenses. We define EBITDA as net operating income before depreciation and amortization. We define after-tax cash flow as income (loss) before extraordinary item minus gain (loss) on disposal of assets (net of income tax) plus depreciation and amortization. EBITDA and after-tax cash flow for the year ended December 31, 1999 excludes a $2.6 million charge ($1.9 million, net of income tax) for a one-time stock grant concurrent with Salem's initial public offering. For periods prior to 1998, broadcast cash flow and EBITDA are calculated using net operating income before tax reimbursements to S corporation shareholders. For periods prior to 1998, after-tax cash flow excludes reimbursements to S corporation shareholders and includes a pro forma tax provision at an estimated combined federal and state income tax rate of 40% as if the reorganization had occurred at the beginning of each period presented.

      Although broadcast cash flow, EBITDA and after-tax cash flow are not measures of performance calculated in accordance with generally accepted accounting principles, we believe that they are useful because they are measures widely used in the radio broadcast industry to evaluate a radio company's operating performance. However, you should not consider broadcast cash flow, EBITDA and after-tax cash flow in isolation or as substitutes for net income, cash flows from operating activities and other statement of operations or cash flows data prepared in accordance with generally accepted accounting principles as a measure of liquidity or profitability. These measures are not necessarily comparable to similarly titled measures employed by other companies.

(5) Broadcast cash flow margin is broadcast cash flow as a percentage of net broadcasting revenue.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with Salem's Report to which this Supplemental Report is attached as an exhibit, as well as our consolidated financial statements and related notes included elsewhere in this Supplemental Report. Our consolidated financial statements are not directly comparable from period to period because of our acquisition and disposition of radio stations and our acquisition of other media businesses. See note 2 to our consolidated financial statements.

      The following table shows gross broadcasting revenue, the percentage of gross broadcasting revenue for each broadcasting revenue source and net broadcasting revenue and restates the table included at this section in the Salem Report.

                                                  YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------------
                                           1998                    1999                         2000
                                 ---------------------      ---------------------      ---------------------
                                                          (DOLLARS IN THOUSANDS)
Block program time:
  National .................     $ 29,506         34.5%     $ 31,317         32.9%     $ 34,877         29.7%
  Local ....................       13,389         15.7        15,816         16.6        19,044         16.2
                                 --------     --------      --------     --------      --------     --------
                                   42,895         50.2        47,133         49.5        53,931         45.9
Advertising:
  National .................        4,458          5.2         5,855          6.1         7,095          6.0
  Local ....................       26,106         30.6        29,686         31.2        39,825         33.9
                                 --------     --------      --------     --------      --------     --------
                                   30,564         35.8        35,541         37.3        46,920         39.9
Infomercials ...............        4,121          4.8         3,764          4.0         5,228          4.4
Salem Radio Network ........        6,053          7.1         6,983          7.3         9,174          7.8
Other ......................        1,778          2.1         1,856          1.9         2,334          2.0
                                 --------     --------      --------     --------      --------     --------
Gross broadcasting revenue .       85,411        100.0%       95,277        100.0%      117,587        100.0%


                                              ========                   ========                   ========
Less agency commissions ....        7,520                      8,155                      9,801
                                 --------                   --------                   --------
Net broadcasting revenue ...     $ 77,891                   $ 87,122                   $107,786
                                 ========                   ========                   ========


      The performance of a radio broadcasting company, such as Salem or the Subsidiary, is customarily measured by the ability of its stations to generate broadcast cash flow and EBITDA. We define broadcast cash flow as net operating income, excluding other media revenue and other media operating expenses, before depreciation and amortization and corporate expenses. We define EBITDA as net operating income before depreciation and amortization. We define after-tax cash flow as income (loss) before extraordinary item minus gain (loss) on disposal of assets (net of income tax) plus depreciation and amortization. EBITDA and after-tax cash flow for the year ended December 31, 1999 excludes a $2.6 million charge ($1.9 million, net of income tax) for a one-time stock grant concurrent with our initial public offering on June 30, 1999.

      The sections "--Results of Operations--Year Ended December 31, 2000 Compared to Year Ended December 31, 1999" and "-- Liquidity and Capital Resources" are restated in this Supplemental Report to replace those sections contained in the Report.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

      NET BROADCASTING REVENUE. Net broadcasting revenue increased $20.7 million or 23.8% to $107.8 million in 2000 from $87.1 million in 1999. The growth is attributable to the increase in same station revenue and the acquisitions of radio stations and a network during 1999 and 2000, partially offset by the sales of radio stations during 2000. On a same station basis net revenue improved $8.1 million or 12.5% to $72.7 million in 2000 from $64.6 million in 1999. The improvement was primarily due to an increase in network revenue due to increased network affiliations and quality programming, an increase in net revenue at radio stations we acquired in 1997 and 1998 that previously operated with formats other than their current format, an increase in program rates and increases in advertising time and improved selling efforts at both the national and local level. Revenue from advertising as a percentage of our gross revenue increased to 39.9% in 2000 from 37.3% in 1999. Revenue from block program time as a percentage of our gross revenue decreased to 45.9% in 2000 from 49.5% in 1999. This change in our revenue mix is primarily due to our continued efforts to develop more local advertising sales in all of our markets, as well as the acquisition and launch of a number of news/talk and contemporary Christian music formatted stations that do not carry block programming.

      OTHER MEDIA REVENUE. Other media revenue increased $1.5 million or 23.4% to $7.9 million in 2000 from $6.4 million in 1999. The increase is due primarily to our increased revenue from banner advertising and streaming services and the inclusion of revenues from the acquisition of the Involved Christian Radio Network, which we acquired in November 1999, offset by the loss of revenues from the sale of certain assets which generated revenue from the sale of advertising in print and online catalogs.

      BROADCASTING OPERATING EXPENSES. Broadcasting operating expenses increased $13.8 million or 29.8% to $60.1 million in 2000 from $46.3 million in 1999. The increase is attributable to operating expenses associated with the acquisitions of radio stations and a network in 2000, promotional expenses associated with the launch of the contemporary Christian music format in several markets, and an increase in bad debt expense and an increase in music license fees, partially offset by the operating expenses associated with three radio stations sold during 2000. On a same station basis, broadcasting operating expenses increased $3.5 million or 10.1% to $38.3 million in 2000 from $34.8 million in 1999. The increase is primarily due to incremental selling and production expenses incurred to produce the increased revenue in the period.

      OTHER MEDIA OPERATING EXPENSES. Other media operating expenses increased $4.9 million or 49.8% to $14.9 million in 2000 from $10.0 million in 1999. The increase is due primarily to product fulfillment costs associated with e-commerce which closed down in 2000, additional streaming and related expenses to produce the increased revenue in 2000, the inclusion of operating expenses from the acquisition of the involved Christian Radio Network, which we acquired in November 1999, offset by the reduction of operating expenses incurred due to the sale of certain software products, assets and contracts.

      BROADCAST CASH FLOW. Broadcast cash flow increased $6.9 million or 16.9% to $47.7 million in 2000 from $40.8 million in 1999. As a percentage of net broadcasting revenue, broadcast cash flow decreased to 44.2% in 2000 from 46.8% in 1999. The decrease is primarily attributable to the effect of stations acquired during 1999 and 2000 that previously operated with formats other than their current format and the effect of the launch of the contemporary Christian music format in several markets. Acquired and reformatted radio stations typically produce low margins during the first few years following conversion. Broadcast cash flow margins improve as we implement scheduled program rate increases and increase advertising revenue on our stations. On a same station basis, broadcast cash flow improved $4.6 million or 15.4% to $34.4 million in 2000 from $29.8 million in 1999.

      CORPORATE EXPENSES. Corporate expenses increased $2.0 million or 23.5% to $10.5 million in 2000 from $8.5 million in 1999, primarily due to additional overhead costs associated with radio station and other media acquisitions in 1999 and 2000 and increased public reporting and related costs, offset by a reduction of expenses of $400,000 in 2000 due to the termination of a deferred corporation agreement.

      EBITDA. EBITDA increased $1.5 million or 5.2% to $30.3 million in 2000 from $28.8 million in 1999. As a percentage of total revenue, EBITDA decreased to 26.2% in 2000 from 30.8% in 1999. EBITDA was negatively impacted by the results of operations of our other media businesses acquired during 1999, which generated a net loss before depreciation and amortization of $7.0 million in 2000 as compared to a net loss of $3.6 million in 1999. EBITDA excluding the other media businesses increased $5.0 million or 15.5% to $37.3 million in 2000 from $32.3 million in 1999. As a percentage of net broadcasting revenue, EBITDA excluding the other media businesses decreased to 34.6% in 2000 from 37.1% in 1999. The decrease is primarily attributable to the effect of stations acquired during 1999 and 2000 that previously operated with formats other than their current format and the effect of the launch of the contemporary Christian music format in several markets.

      DEPRECIATION AND AMORTIZATION. Depreciation expense increased $0.5 million or 7.6% to $7.1 million in 2000 from $6.6 million in 1999. Amortization expense increased $4.6 million or 39.7% to $16.2 million in 2000 from $11.6 million in 1999. The increases are due to radio station and other media acquisitions consummated during 2000 and 1999.

      OTHER INCOME (EXPENSE). Interest income increased $800,000 to $1.8 million in 2000 from $1.0 million in 1999. The increase is primarily due to interest earned on a $48.3 million note from AcquisitionCo. Gain on disposal of assets of $29.6 million in 2000 is primarily due to gains recognized on the sale of radio stations KPRZ-FM, Colorado Springs, CO and KLTX-AM, Los Angeles, CA, partially offset by the loss on sale of certain assets of our other media businesses. Interest expense increased $2.6 million or 18.3% to $16.8 million in 2000 from $14.2 million in 1999. The increase is due to interest expense associated with borrowings on our credit facility to fund acquisitions in 2000. Other expense increased $224,000 to $857,000 in 2000 from $633,000 in 1998 primarily due to increased bank commitment fees.

      PROVISION (BENEFIT) FOR INCOME TAXES. Provision (benefit) for income taxes as a percentage of income (loss) before income taxes and extraordinary item (that is, the effective tax rate) was 39.6% for 2000 and (26.5%) for 1999. The effective tax rate in 2000 and 1999 differs from the federal statutory income tax rate of 34.0% primarily due to the effect of state income taxes and certain expenses that are not deductible for tax purposes.

      NET INCOME (LOSS). We recognized net income of $12.4 million in 2000, compared to a net loss of $8.0 million in 1999. Included in the net income for 2000 is a gain in the disposal of assets of $29.6 million.

      AFTER-TAX CASH FLOW. After-tax cash flow increased $2.1 million or 13.3% to $17.9 million in 2000 from $15.8 million in 1999. This increase was offset by negative after-tax cash flow of our other media businesses. After-tax cash flow excluding other media losses (net of income tax) increased $4.2 million or 23.5% to $22.1 million in 2000 from $17.9 million in 1999. The increase is primarily due to an increase in broadcast cash flow, offset by an increase in interest expense.

LIQUIDITY AND CAPITAL RESOURCES

      We have historically financed acquisitions of radio stations through borrowings, including borrowings under bank credit facilities and, to a lesser extent, from operating cash flow and selected asset dispositions. We received net proceeds of $140.1 million from our initial public offering in July 1999, which was used to pay a portion of our senior subordinated notes and amounts outstanding under our credit facility. We have historically funded, and will continue to fund, expenditures for operations, administrative expenses, capital expenditures and debt service required by our credit facility and senior subordinated notes from operating cash flow. At December 31, 2000 we had $3.6 million of cash and cash equivalents and positive working capital of $18.4 million.

      We will fund future acquisitions from cash on hand, borrowings under our amended credit facility, sales of existing radio stations and operating cash flow. We believe that cash on hand, cash flow from operations, borrowings under our amended credit facility, and proceeds from the sale of some of our existing radio stations will be sufficient to permit us to meet our financial obligations, fund our pending acquisitions and fund operations for at least the next twelve months.

      In August 2000, we amended our credit facility principally to finance the acquisition of eight radio stations on August 24, 2000. To finance the acquisitions we borrowed $109.1 million under the amended credit facility.

      In August, 2000, the Subsidiary assumed the indenture of Salem for the senior subordinated notes of Salem, in connection with the assignment of substantially all of the assets and liabilities of Salem to the Subsidiary, including the obligations as successor issuer under the indenture.

      At December 31, 2000, we had $186.1 million outstanding under our credit facility. Our amended credit facility increased our borrowing capacity from $150 million to $225 million, lowered the borrowing rates and modified current financial ratio tests to provide us with additional borrowing flexibility. The amended credit facility matures on June 30, 2007. Aggregate commitments under the amended credit facility begin to decrease commencing March 31, 2002.

      Amounts outstanding under our credit facility bear interest at a base rate, at our option, of the bank's prime rate or LIBOR, plus a spread. For purposes of determining the interest rate under our credit facility, the prime rate spread ranges from 0% to 1.5%, and the LIBOR spread ranges from 0.875% to 2.75%.

      The maximum amount that we may borrow under our credit facility is limited by a ratio of our existing adjusted debt to pro forma twelve-month cash flow (the "Adjusted Debt to Cash Flow Ratio"). Our credit facility will allow us to adjust our total debt as used in such calculation by the lesser of 50% of the aggregate purchase price of acquisitions of newly acquired non-religious formatted radio stations that we reformat to a religious talk, conservative talk or religious music format or $30.0 million and the cash flow from such stations will not be considered in the calculation of the ratio. The maximum Adjusted Debt to Cash Flow Ratio allowed under our credit facility is 6.50 to 1 through December 30, 2001. Thereafter, the maximum ratio will decline periodically until December 31, 2005, at which point it will remain at 4.00 to 1 through June 2007. The Adjusted Debt to Cash Flow Ratio at December 31, 2000 was 5.45 to 1, resulting in a borrowing availability of approximately $39.0 million.

      Our credit facility contains additional restrictive covenants customary for credit facilities of the size, type and purpose contemplated which, with specified exceptions, limits our ability to enter into affiliate transactions, pay dividends, consolidate, merge or effect certain asset sales, make specified investments, acquisitions and loans and change the nature of our business. The credit facility also requires us to satisfy specified financial covenants, which covenants require the maintenance of specified financial ratios and compliance with certain financial tests, including ratios for maximum leverage as described, minimum interest coverage (not less than 1.75 to 1), minimum debt service coverage (a static ratio of not less than 1.1 to 1) and minimum fixed charge coverage (a static ratio of not less than 1.1 to 1). The credit facility is guaranteed by all of Salem's subsidiaries, except the Subsidiary, and is secured by pledges of all of Salem's and Salem's subsidiaries', except the Subsidiary, assets and all of the capital stock of Salem's subsidiaries.

      In September 1997, Salem issued $150 million principal amount of 9 1/2% senior subordinated notes due 2007. In July 1999, Salem repurchased $50 million in principal amount of the senior subordinated notes with a portion of the net proceeds of Salem's initial public offering. After giving effect to this repurchase, the issuer is required to pay $9.5 million per year in interest on the senior subordinated notes. The Subsidiary is the issuer of the notes pursuant to the supplemental indenture entered into in August 2000. The indenture for the senior subordinated notes contains restrictive covenants that, among others, limit the incurrence of debt by us and our subsidiaries, the payment of dividends, the use of proceeds of specified asset sales and transactions with affiliates. The senior subordinated notes are guaranteed by all of our subsidiaries.

      As a result of the repurchase of senior subordinated notes in July
1999, a non-cash charge of $1.5 million for the write-off of unamortized bond issue costs. This was in addition to the $3.9 million premium paid in connection with this repurchase.

      Net cash provided by operating activities increased to $12.6 million for the year ended December 31, 2000, compared to $8.2 million in 1999, primarily due to an increase in broadcast cash flow and an increase in accounts payable and accrued expenses, partially offset by an increase in accounts receivable and interest expense.

      Net cash used in investing activities increased to $173.5 million for the year ended December 31, 2000, compared to $35.2 million in 1999 primarily due to acquisitions (cash used of $188.5 million to purchase 25 radio stations and one network in 2000 compared to cash used of $23.9 million to purchase three radio stations and other media businesses in 1999).

      Net cash provided by financing activities increased to $130.4 million for the year ended December 31, 2000 compared to $59.2 million in 1999. The increase was primarily due to borrowings under our credit facility.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

      Financial statements and supplementary data for the Subsidiary are set forth at the end of this Supplemental beginning on page F-1.

                               PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE SUBSIDIARY.

      The directors of the Subsidiary are Edward G. Atsinger III and Jonathan
L. Block. See Item 10, Part III of the Report and the information regarding such individuals incorporated therein by reference to the sections entitled "DIRECTORS AND EXECUTIVE OFFICERS - Directors" and "-- Executive Officers" and "SECTION 16 (a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" contained in Salem's Proxy Statement for its 2001 Annual Meeting of Stockholders ("Salem's 2001 Proxy Statement").

ITEM 11. EXECUTIVE COMPENSATION.

      The executive officers of the Subsidiary are as follows:

     Name of Officer                Age                 Position Held with the Company
     ---------------                ---                 ------------------------------
Stuart W. Epperson                  64            Chairman of the Board
Edward G. Atsinger III              61            President, Chief Executive Officer and Director
David A. R. Evans                   38            Senior Vice President and Chief Financial Officer
Jonathan L. Block                   34            Vice President, General Counsel
Eileen Hill                         37            Vice President, Finance and Accounting

      For additional information including biographical information, see Item 11, Part III of the Report and the information incorporated therein by reference to the sections entitled "COMPENSATION AND OTHER INFORMATION" and "COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION" contained in Salem's 2001 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      Salem owns 100% of the outstanding capital stock of the Subsidiary. For additional information concerning the security ownership of certain beneficial owners and management of Salem, see Item 12, Part III of the Report and the information incorporated therein by reference to the sections entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" and "SECURITY OWNERSHIP OF MANAGEMENT" contained in Salem's 2001 Proxy Statement.

                                  PART IV

ITEM 14. EXHIBITS. FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.
  (a) 1. Financial Statements

       The financial statements for the Subsidiary are set forth at the end of this Supplemental Report beginning on page F-1.

      2.  Exhibits

          Not applicable.

                                  SIGNATURES

       Pursuant to the terms of the Indenture, as supplemented, the Subsidiary has duly caused this Supplemental Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                SALEM COMMUNICATIONS HOLDING CORPORATION

March 30, 2001                  By: /s/ Edward G. Atsinger III
                                   -------------------------------------
                                   Edward G. Atsinger III
                                   President, Chief Executive Officer and
                                   Director

March 30, 2001                  By: /s/ David A. R. Evans
                                   -------------------------------------
                                   David A. R. Evans
                                   Senior Vice President and Chief Financial
                                   Officer
                                   (Principal Financial Officer)


March 30, 2001                  By: /s/ Jonathan L. Block
                                   -------------------------------------
                                   Jonathan L. Block
                                   Director

March 30, 2001                  By: /s/ Eileen E. Hill
                                   -------------------------------------
                                   Eileen E. Hill
                                   Vice President, Finance and Accounting
                                   (Principal Accounting Officer)

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors                           F-1

Consolidated Balance Sheets as of December 31, 1999 and 2000                F-2

Consolidated Statements of Operations for the years ended
  December 31, 1998, 1999 and 2000                                          F-3

Consolidated Statements of Stockholders' Equity for the years
  ended December 31, 1998, 1999 and 2000                                    F-4

Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1999 and 2000                                          F-5

Notes to Consolidated Financial Statements                                  F-6

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholder
of Salem Communications Holding Corporation

      We have audited the accompanying consolidated balance sheets of Salem Communications Holding Corporation (the "Company") as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Salem Communications Holding Corporation at December 31, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                           ERNST & YOUNG LLP

Woodland Hills, California
March 5, 2001

                    SALEM COMMUNICATIONS HOLDING CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                (In thousands, except share and per share data)

                                                                              December 31,
------------------------------------------------------------------------------------------------
                                                                           1999           2000
------------------------------------------------------------------------------------------------
                                              ASSETS
Current assets:
  Cash and cash equivalents........................................      $ 34,124       $  3,612
  Accounts receivable (less allowance for doubtful accounts
     of $1,753 in 1999 and $3,123 in 2000).........................        17,481         23,804
  Other receivables................................................           645          1,204
  Prepaid expenses.................................................         1,628          1,519
  Due from stockholders............................................           905            450
  Deferred income taxes............................................           732            490
                                                                      --------------------------
Total current assets...............................................        55,515         31,079

Property, plant, equipment and software, net.......................        50,665         68,192

Intangible assets:
  Broadcast licenses...............................................       177,487        299,676
  Noncompetition agreements........................................        14,625         12,618
  Customer lists and contracts.....................................         4,097          3,301
  Favorable and assigned leases....................................         1,800          1,800
  Goodwill.........................................................        15,177         15,718
  Other intangible assets..........................................         4,799          4,899
                                                                      --------------------------
                                                                          217,985        338,012
  Less accumulated amortization....................................        67,465         75,803
                                                                      --------------------------
Intangible assets, net.............................................       150,520        262,209
Bond issue costs...................................................         2,750          2,396
Due from related parties...........................................            --         50,888
Deferred income taxes..............................................            --          5,564
Other assets.......................................................         4,914          6,243
                                                                      --------------------------
Total assets.......................................................      $264,364       $426,571
                                                                      --------------------------

                               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.................................................      $  2,600       $  4,739
  Accrued expenses.................................................           825          1,231
  Accrued compensation and related.................................         2,478          3,353
  Accrued interest.................................................         2,546          3,299
  Deferred subscription revenue....................................         1,670          1,509
  Income taxes.....................................................           148            100
  Current portion of long-term debt and capital
    lease obligations..............................................         3,248             93
                                                                      --------------------------
Total current liabilities..........................................        13,515         14,324

Long-term debt, less current portion...............................       100,087        286,050
Deferred income taxes..............................................         7,232             --
Other liabilities..................................................           691          1,497

Stockholders' equity:
  Common  stock,  $.01;  authorized,  issued and  outstanding  1,000
shares.............................................................            --             --
  Additional paid-in capital.......................................       147,615        115,815
  Retained earnings (deficit)......................................        (4,776)         8,885
                                                                      --------------------------
Total stockholders' equity.........................................       142,839        124,700
                                                                      --------------------------
Total liabilities and stockholders' equity.........................      $264,364       $426,571
                                                                      --------------------------

                             See accompanying notes.

                    SALEM COMMUNICATIONS HOLDING CORPORATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 (In thousands, except share and per share data)

                                                                  Year Ended December 31,
------------------------------------------------------------------------------------------------------
                                                        1998              1999               2000
------------------------------------------------------------------------------------------------------
Gross broadcasting revenue.....................      $    85,411       $    95,277        $   117,587
Less agency commissions........................            7,520             8,155              9,801
                                                  ----------------------------------------------------
Net broadcasting revenue.......................           77,891            87,122            107,786
Other media revenue............................               --             6,424              7,916
                                                  ----------------------------------------------------
Total revenue..................................           77,891            93,546            115,702

Operating expenses:
  Broadcasting operating expenses..............           42,526            46,291             60,121
  Other media operating expenses...............               --             9,985             14,863
  Corporate expenses...........................            7,395             8,507             10,457
  Stock and related cash grant.................               --             2,550                 --
Depreciation (including $1,817 in 1999 and
  $1,344 in 2000 for other media businesses).....          4,305             6,599              7,060
Amortization (including $420 in 1999 and
  $1,146 in 2000 for other media businesses)...            9,753            11,634             16,183
                                                  ----------------------------------------------------
  Total operating expenses.....................           63,979            85,566            108,684
                                                  ----------------------------------------------------
Net operating income...........................           13,912             7,980              7,018

Other income (expense):
  Interest income..............................              291             1,005                504
  Interest income from related party...........               --                --              1,249
  Gain (loss) on sale of assets................              236              (219)               773
  Gain on sale of assets to related party .....               --                --             28,794
  Interest expense.............................          (15,941)          (14,219)           (15,572)
  Other expense................................             (422)             (633)              (856)
                                                  ----------------------------------------------------
Income (loss) before income taxes and
  extraordinary item...........................           (1,924)           (6,086)            21,910
Provision (benefit) for income taxes...........             (343)           (1,611)             8,249
                                                  ----------------------------------------------------
Income (loss) before extraordinary item........           (1,581)           (4,475)            13,661
Extraordinary loss on early extinguishment of
  debt (net of income  tax  benefit of $1,986 in
1999)..........................................               --            (3,570)                --
                                                  ----------------------------------------------------
Net income (loss)..............................      $    (1,581)      $    (8,045)       $    13,661
                                                  ----------------------------------------------------

                             See accompanying notes.

                    SALEM COMMUNICATIONS HOLDING CORPORATION

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (In thousands, except share data)


                                               Common Stock         Additional     Retained
                                         -------------------------   Paid-In      Earnings/
                                            Shares       Amount      Capital      (Deficit)        Total
---------------------------------------- ------------- ----------- ------------- ------------- --------------
Stockholders' equity,
  January 1, 1998...................           1,000       $  --      $147,615      $  4,850     $ 152,465
Net loss............................              --          --            --        (1,581)       (1,581)
                                         ------------- ----------- ------------- ------------- --------------
Stockholders' equity,
  December 31, 1998.................           1,000          --       147,615         3,269       150,884
Net loss............................              --          --            --        (8,045)       (8,045)
                                         ------------- ----------- ------------- ------------- --------------
Stockholders' equity,
  December 31, 1999.................           1,000          --       147,615        (4,776)      142,839
Basis adjustment for reporting
   purposes, net of tax effect......              --          --       (31,800)           --       (31,800)
Net income..........................              --          --            --        13,661        13,661
                                         ------------- ----------- ------------- ------------- --------------
Stockholders' equity,
  December 31, 2000.................           1,000       $  --      $115,815      $  8,885      $124,700
                                         ------------- ----------- ------------- ------------- --------------

                             See accompanying notes.

                    SALEM COMMUNICATIONS HOLDING CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                       Year Ended December 31,
------------------------------------------------- -----------------------------------------------------
                                                                     1998          1999          2000
--------------------------------------------------------------    ---------     ---------     ---------
Operating Activities
Net income (loss) ............................................    $  (1,581)    $  (8,045)    $  13,661
Adjustments to reconcile net loss to net cash
  provided by operating activities:
  Depreciation and amortization ..............................       14,058        18,233        23,243
  Amortization of bank loan fees .............................           42            87           192
  Amortization of bond issue costs ...........................          531           443           354
  Deferred income taxes ......................................         (730)       (4,106)        7,803
  (Gain) loss on sale of assets ..............................         (236)          219       (29,567)
  Loss on early extinguishment of debt, before taxes .........           --         5,556            --
  Noncash stock grant ........................................           --         1,688            --

  Changes in operating assets and liabilities:
    Accounts receivable ......................................       (2,048)       (2,573)       (7,282)
    Prepaid expenses and other current assets ................          (18)       (1,747)          461
    Accounts payable and accrued expenses ....................        1,035        (1,555)        4,156
    Deferred subscription revenue ............................           --           384          (161)
    Other liabilities ........................................          166          (439)         (286)
    Income taxes .............................................         (204)           59            54
                                                                  -------------------------------------
Net cash provided by operating activities ....................       11,015         8,204        12,628

Investing Activities
Purchases of property, plant, equipment and software .........       (6,865)       (9,142)      (14,804)
  Deposits on radio station acquisitions .....................        4,907        (1,325)         (512)
  Purchases of radio stations ................................      (33,682)      (11,837)     (188,532)
  Purchases of other media businesses ........................           --       (12,049)           --
  Proceeds from sale of property, plant and
    equipment and intangible assets ..........................        4,226            73        30,080

  Expenditures for tower construction project
    held for sale ............................................         (495)         (410)           --
Proceeds from sale of tower construction
    project ..................................................           --           914            --
  Other assets ...............................................          147        (1,383)          241
                                                                  -------------------------------------
Net cash used in investing activities ........................      (31,762)      (35,159)     (173,527)

Financing Activities
  Proceeds from issuance of long-term debt and
    notes payable to stockholders ............................       40,500        18,750       262,050
  Net proceeds from issuance of common stock .................           --       140,095            --
  Payments of long-term debt and notes payable to stockholders      (19,200)      (94,860)      (78,810)
  Payments on capital lease obligations ......................           --          (239)         (250)
  Payment of premium on senior subordinated notes ............           --        (3,875)           --
  Payments of costs related to bank credit facility ..........           --          (709)       (1,715)
  Repayments  of related  party notes  receivable and interest                                  (50,888)
  Payments of bond issue costs ...............................         (281)           --            --
                                                                  -------------------------------------
Net cash provided by financing activities ....................       21,019        59,162       130,387
                                                                  -------------------------------------
Net (decrease) increase in cash and cash equivalents .........          272        32,207       (30,512)
  Cash and cash equivalents at beginning of year .............        1,645         1,917        34,124
                                                                  -------------------------------------
Cash and cash equivalents at end of year .....................    $   1,917     $  34,124     $   3,612
                                                                  ---------     ---------     ---------
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest .................................................    $  14,965     $  15,048     $  14,437
    Income taxes .............................................          591           450           390

Non-cash investing activities
  Fair value of assets exchanged involving boot,
  excluding amount paid in cash                                          --            --     $   5,500

No other exchange transactions had an impact on the carrying amount of the assets


                             See accompanying notes.

                    SALEM COMMUNICATIONS HOLDING CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Reorganization

      The accompanying consolidated financial statements of Salem Communications Holding Corporation ("Salem" or the "Company") include the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

      The Company is a holding company with substantially no assets, operations or cash flows other than its investments in subsidiaries. All of the Company's subsidiaries are Guarantors of the 9 1/2% Senior Subordinated Notes due 2007 (the "Notes") discussed in Note 5. The Guarantors (i) are wholly owned subsidiaries of the Company, (ii) comprise all the Company's direct and indirect subsidiaries and (iii) have fully and unconditionally guaranteed on a joint and several basis, the Notes. The Company has not presented separate financial statements and other disclosures concerning the Guarantors because management has determined that such information is not material to investors.

      In May 2000, the Company was formed as the result of a transaction (the "Transaction")whereby Salem Communications Corporation ("SCC", or "Parent") created the Company, a Delaware corporation, as a wholly-owned subsidiary. The Transaction was effectuated by Parent's assignment of substantially all assets and liabilities of Parent to the Company in exchange for all of the common stock of the Company. Concurrent to the Transaction, SCC formed an additional wholly-owned subsidiary, Salem Communications Acquisition Corporation ("AcquisitionCo"), a Delaware corporation. In July 2000, SCC formed another wholly-owned subsidiary, SCA License Corporation ("SCA"), a Delaware corporation. The Transaction was accounted for as an exchange of assets among entities under common control and accordingly, the assets exchanged have been recorded at their historical cost in a manner similar to the pooling of interest method of accounting. The financial statements of the Company have been presented as if the transaction had occurred on January 1, 1998. The Company and AcquisitionCo are direct subsidiaries of Parent; SCA is a wholly-owned subsidiary of AcquisitionCo. AcquisitionCo and SCA are not guarantors of the 9 1/2% Senior Subordinated Notes due 2007.

Description of Business

      Salem is a domestic U.S. radio broadcast company which has traditionally provided talk and music programming targeted at audiences interested in religious and family issues. Salem operated 70 and 54 radio stations across the United States at December 31, 2000 and 1999, respectively. The Company also owns and operates Salem Radio Network ("SRN"), SRN News Network ("SNN"), Salem Music Network ("SMN") and Reach Satellite Network ("RSN") Salem Radio Representatives ("SRR"). SRN, SNN, SMN and RSN are radio networks which produce and distribute talk, news and music programming to radio stations in the U.S., including some of Salem's stations. SRR sells commercial air time to national advertisers for Salem's radio stations and networks, and for independent radio station affiliates.

      Salem also owns and operates OnePlace, LLC ("OnePlace") and CCM Communications, Inc. ("CCM"). OnePlace provides on-demand audio streaming and related services. CCM publishes magazines that follow the Christian music industry. The revenue and related operating expenses of these businesses are reported as "other media" on the consolidated statements of operations.

Segments

      The Company has adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company identifies its operating segments based on business activities. The Company's chief operating decision maker reviews financial information to manage the business consistent with the manner presented in the consolidated financial statements. As the Company acquires and integrates new businesses it evaluates, based on the nature, size and integration and management strategies, whether it has separate reportable segments. During the three years ended December 31, 2000, the Company had one reportable segment.

Revenue Recognition

      Revenues are recognized when pervasive evidence of an arrangement exists, delivery has occurred or the service has been rendered, the price to the customer is fixed or determinable and collection of the arrangement fee is reasonably assured.

      Revenue from radio programs and commercial advertising is recognized when broadcast. Salem's broadcasting customers principally include not-for-profit charitable organizations and commercial advertisers.

      Revenue from the sale of products and services from the Company's other media businesses is recognized when the products are shipped and the services are rendered. Revenue from the sale of advertising in CCM's publications is recognized upon publication. Revenue from the sale of subscriptions to CCM's publications is recognized over the life of the subscription.

      Advertising by the radio stations exchanged for goods and services is recorded as the advertising is broadcast and is valued at the estimated value of goods or services received or to be received. The value of the goods and services received in such barter transactions is charged to expense when used. The estimated fair value of the barter advertising provided for the years ended December 31, 1998, 1999 and 2000, was approximately $2,510,000, $2,936,000 and
$3,050,000, respectively. Barter expenses were approximately the same. Barter advertising provided and barter expenses incurred are included net in broadcasting operating expenses.

Recent Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. Certain provisions of SFAS No. 133, including its required implementation date, were subsequently amended. The Company will adopt SFAS No. 133, as amended, in the first quarter of 2001 and its adoption will not have a material effect on the Company's results of operations or financial position.

      In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The Company adopted SAB No. 101 in the fourth quarter of 2000 and its adoption has not had a material effect on the Company's results of operations or financial position.

Cash Equivalents

      Salem considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The recorded amount for cash and cash equivalents approximates the fair market value.

Property, Plant, Equipment and Software

      Property, plant, equipment and software are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives as follows:

                Buildings.......................................        40 years
                Office furnishings and equipment................    5 - 10 years
                Antennae, towers and transmitting equipment.....        20 years
                Studio and production equipment.................        10 years
                Computer software...............................     3 - 5 years
                Record and tape libraries.......................        20 years
                Automobiles.....................................         5 years
                Leasehold improvements..........................        15 years

      The carrying value of property, plant, equipment and software is evaluated periodically in relation to the operating performance and anticipated future cash flows of the underlying radio stations and businesses for indicators of impairment. When indicators of impairment are present and the undiscounted cash flows estimated to be generated from these assets are less than the carrying value of these assets an adjustment to reduce the carrying value to the fair market value of the assets is recorded, if necessary. No adjustments to the carrying amounts of property, plant, equipment and software have been made during the years ended December 31, 1998, 1999 and 2000.

Intangible Assets

      Intangible assets acquired in conjunction with the acquisition of various radio stations and other media businesses are being amortized over the following estimated useful lives using the straight-line method:

                Broadcast licenses.........................      10 - 25 years
                Noncompetition agreements..................        3 - 5 years
                Customer lists and contracts...............       10- 15 years
                Favorable and assigned leases..............    Life of the lease
                Goodwill...................................      15 - 40 years
                Other......................................       5 - 10 years

      The carrying value of intangibles is evaluated periodically in relation to the operating performance and anticipated future cash flows of the underlying radio stations and businesses for indicators of impairment. When indicators of impairment are present and the undiscounted cash flows estimated to be generated from these assets are less than the carrying amounts of these assets, an adjustment to reduce the carrying value to the fair market value of these assets is recorded, if necessary. No adjustments to the carrying amounts of intangible assets have been made during the year ended December 31, 1998, 1999 and 2000.

Bond Issue Costs

      Bond issue costs are being amortized over the term of the Notes as an adjustment to interest expense.

Income Taxes

      The Company accounts for income taxes in accordance with the liability method of providing for deferred income taxes. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

Concentrations of Business and Credit Risks

      The majority of the Company's operations are conducted in several locations across the country. The Company's credit risk is spread across a large number of customers, none of which account for a significant volume of revenue or outstanding receivables. The Company does not normally require collateral on credit sales; however, credit histories are reviewed before extending substantial credit to any customer. The Company establishes an allowance for doubtful accounts based on customers' payment history and perceived credit risks. Bad debts have been within management's expectations.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

      Certain reclassifications were made to the prior year financial statements to conform to the current year presentation.

2. ACQUISITIONS AND DISPOSITIONS OF ASSETS

      Pro forma information to present operating results as if the acquisitions discussed below had occurred at the beginning of the year acquired is not presented because the Company generally changes the programming format of the radio stations such that the source and nature of revenue and operating expenses are significantly different than they were prior to the acquisition and, accordingly, historical and pro forma financial information has not been considered meaningful by management. Pro forma and historical financial information of radio stations acquired where the format was not changed and of other media businesses acquired have not been significant to the consolidated financial position or operating results of the Company.

      The Company used the purchase method of accounting for all of the acquisitions described below, and, accordingly, the operating results of the acquired assets and businesses are included in the consolidated operating results since the dates of acquisition.

    During the year ended December 31, 2000, the Company purchased the assets (principally intangibles) of the following radio stations:

                                                                                               Allocated
                                                                                               Purchase
         Acquisition Date                     Station                      Market Served          Price
         ---------------------------------- -------------------------- ------------------- ------------------
                                                                                            (in thousands)
         January 4, 2000................    WNIV-AM and WLTA-AM        Atlanta, GA              $  8,000
         January 10, 2000...............    WABS-AM                    Washington, D.C.            4,100
         January 25, 2000...............    KJQI-FM                    San Francisco, CA           8,000
         February 15, 2000..............    KAIM-AM/FM                 Honolulu, HI                1,800
         February 16, 2000..............    KHNR-AM and KGU-AM         Honolulu, HI                1,700
         April 4, 2000..................    WGKA-AM                    Atlanta, GA                 8,000
         June 30, 2000..................    KSKY-AM                    Dallas, TX                 13,000
         August 24, 2000 (1)............    KDGE-FM                    Dallas, TX                 33,271
         August 24, 2000 (1)............    WYGY-FM                    Cincinnati, OH             18,109
         August 24, 2000 (1)............    KEZY-AM (now KXMX-AM)      Anaheim, CA                12,449
         August 24, 2000 (1)............    KXMX-FM (now KFSH-FM)      Anaheim, CA                 9,069
         August 24, 2000 (1)............    WKNR-AM                    Cleveland, OH               7,437
         August 24, 2000 (1)............    WRMR-AM                    Cleveland, OH               4,738

         August 24, 2000 (1)............    WBOB-AM                    Cincinnati, OH                527
         October 2, 2000................    KCBQ-AM                    San Diego, CA               4,250
         October 5, 2000................    WGTK-AM                    Louisville, KY              1,750
                                                                                                --------
                                                                                                $136,200
                                                                                                --------

(1) These stations were acquired in one transaction, which included an additional station acquired by SCC, for $185.6 million in aggregate, $100.0 million of which was allocated to the station acquired by SCA. This allocation was due to reporting requirements for the Parent. The difference between the appraised value of $47.0 million for the station acquired by SCA and $100.0 allocated has been treated as an equity transaction on the Company's financial statements.

      The purchase price has been allocated to the assets acquired as follows:

                                                               Amount
       ---------------------------------------------------------------------
                                                           (in thousands)
       Asset
         Property and equipment.......................        $ 12,033
         Broadcast licenses...........................         123,962
         Goodwill and other intangibles...............             205
                                                              --------
                                                              $136,200
                                                              --------

      On February 25, 2000, the Company purchased the KRLA-AM transmitter site in Los Angeles, CA, for $2.8 million.

      On March 31, 2000, the Company purchased all of the outstanding shares of stock of Reach Satellite Network, Inc. ("RSN"), for $3.1 million. RSN owns and operates Solid Gospel, a radio broadcasting network that produces and distributes music programming to its own radio stations WBOZ-FM and WVRY-FM, Nashville, TN, and to independent radio station affiliates. RSN also owns and operates SolidGospel.com, a web site on the Internet.

      During 2000, the Company sold certain assets of OnePlace resulting in a loss of $3.5 million recorded in gain (loss) on sale of assets.

      On June 30, 2000, the Company exchanged the assets of radio station KPRZ-FM, Colorado Springs, CO, plus $7.5 million for the assets of radio station KSKY-AM, Dallas, Texas.

      On August 22, 2000, the Company sold the assets of radio station KLTX-AM, Los Angeles, CA for $29.5 million to a corporation owned by one of our Board members, resulting in a gain of $28.8 million.

      On September 1, 2000, the Company exchanged the assets of radio station KKHT-FM, Houston, TX for the assets of radio stations WALR-FM (now WFSH-FM), Atlanta, GA, KLUP-AM, San Antonio, TX, and WSUN-AM, Tampa, FL. No gain or loss was recognized on this transaction.

      On November 9, 2000, the Company entered into an agreement to exchange the assets of radio station WHK-AM, Cleveland, OH and WHK-FM, Canton, OH plus $10.5 million for the transmitting facility of radio station WCLV-FM, Cleveland, OH. The Company anticipates this transaction to close in the first half of 2001.

      On November 20, 2000, the Company exchanged the assets of radio station KDGE-FM, Dallas, TX for the assets of radio station KLTY-FM, Dallas, TX. No gain or loss was recognized on this transaction.

      During the year ended December 31, 1999, the Company purchased the assets (principally intangibles) of the following radio stations:

                                                                 Allocated
                                                                 Purchase
Acquisition Date               Station       Market Served          Price
---------------------------- ----------- ------------------- ------------------
                                                              (in thousands)
April 30, 1999...........    KKOL-AM     Seattle, WA              $  1,750
July 23, 1999............    KCTK-AM     Phoenix, AZ                 5,000
September 13, 1999.......    WLSY-FM     Louisville, KY              2,500
September 13, 1999.......    WRVI-FM     Louisville, KY              2,500
                                                             ------------------
                                                                  $ 11,750
                                                             ------------------

      The purchase price has been allocated to the assets acquired as follows:

                                                                Amount
-------------------------------------------------------- -------------------
                                                           (in thousands)
Asset
  Property and equipment..............................        $  2,160
  Broadcast licenses..................................           9,557
  Goodwill and other intangibles......................              33
                                                         -------------------
                                                              $ 11,750
                                                         -------------------

      In addition to the stations above, in January 1999, the Company purchased the assets of OnePlace for $6.2 million, and all the outstanding shares of stock of CCM for $1.9 million. The purchases were financed primarily by an additional borrowing.

      On March 11, 1999, the Company acquired the assets of Christian Research Report ("CRR") for $300,000. The publications of CRR follow the contemporary Christian music industry.

      On August 25, 1999, the Company purchased the assets of the Internet sites AudioCentral.com and ChristianBooks.com for $400,000 cash and $600,000 non-cash consideration.

      On October 19, 1999, the Company acquired the assets of Gospel Media Network, Inc., relating to the audio and video streaming of content on the GospelMedia.com Internet site, for $475,000.

      On November 30, 1999, the Company acquired the assets of the Involved Christian Radio Network, which provides streaming media on its Internet site, ICRN.com, for $3.0 million.

      The revenue and operating expenses of these businesses are reported as "other media" on our consolidated statements of operations.

      The table below summarizes the other media acquisitions during 1999:

                                                              Allocated
                                                               Purchase
Acquisition Date            Entity                              Price
--------------------------- ----------------------------- -------------------
                                                            (in thousands)
January 29, 1999..........  OnePlace                           $  6,150
January 29, 1999..........  CCM                                   1,886
March 11, 1999............  Christian Research Report               300
August 25, 1999...........  AudioCentral                          1,000
October 19, 1999..........  Gospel Media Network, Inc.              475
                            Involved   Christian   Radio
November 30, 1999.........  Network                               3,000
                                                          -------------------
                                                               $ 12,811
                                                          -------------------

      The purchase price has been allocated to the assets acquired and liabilities assumed as follows:

                                                                   Amount
------------------------------------------------------------ ------------------
                                                              (in thousands)
Assets
  Accounts receivable and other current assets...........         $  1,453
  Property, plant, equipment and software................            5,764
  Subscriber base and domain names.......................            2,246
  Goodwill and other intangible assets...................            8,790


                                    F-10

  Other assets...........................................              607
                                                             ------------------
                                                                    18,860
         Liabilities

            Accounts payable and other current liabilities          (3,437)
            Other long-term liabilities..................           (2,612)
                                                             ------------------
                                                                    (6,049)
                                                             ------------------
            Purchase price...............................         $ 12,811
                                                             ------------------

      During the year ended December 31, 1998, the Company purchased the assets (principally intangibles) of the following radio stations:

                                                                  Allocated
                                                                  Purchase
Acquisition Date       Station                  Market Served        Price
-------------------- ---------------------- ------------------------------------
                                                               (in thousands)
August 21, 1998......KKMO-AM                Tacoma, WA             $    500
August 26, 1998......KIEV-AM (now KRLA-AM)  Los Angeles, CA          33,210
October 30, 1998.....KYCR-AM                Minneapolis, MN             500
October 30, 1998.....KTEK-AM                Houston, TX               2,061
                                                               -----------------
                                                                   $ 36,271
                                                               -----------------

      The purchase price has been allocated to the assets acquired as follows:

                                               Amount
---------------------------------------- ------------------
                                           (in thousands)
Assets
  Property and equipment.............              $  4,507
  Broadcast licenses.................                29,627
  Goodwill and other intangibles.....                 2,137
                                         ------------------
                                                   $ 36,271
                                         ------------------

      In 1998, the Company sold the assets (principally intangibles) of radio stations KTSL-FM, Spokane, WA, for $1.3 million and KAVC-FM, Lancaster, CA, for $1.6 million.

3. DUE FROM STOCKHOLDERS

      The amounts due from stockholders represent short-term advances made to stockholders of the Company.

4. PROPERTY, PLANT, EQUIPMENT AND SOFTWARE

      Property, plant, equipment and software consisted of the following at December 31:

                                                                December 31,
--------------------------------------------------------------------------------
(in thousands)                                              1999          2000
--------------------------------------------------------------------------------
Land ...............................................      $  1,974      $  4,341
Buildings ..........................................         1,742         3,335
Office furnishings and equipment ...................        12,952        15,954
Antennae, towers and transmitting equipment ........        32,672        37,684
Studio and production equipment ....................        18,613        19,736
Computer software ..................................         4,427         2,528
Record and tape libraries ..........................           527           430
Automobiles ........................................           166           279
Leasehold improvements .............................         4,877         6,182
Construction-in-progress ...........................         4,658        14,357
                                                          --------      --------
                                                            82,608       104,826
Less accumulated depreciation ......................        31,943        36,634
                                                          --------      --------
                                                          $ 50,665      $ 68,192
                                                          --------      --------

5. LONG-TERM DEBT

      Long-term debt consisted of the following at:

                                                               December 31,
--------------------------------------------------------------------------------
(in thousands)                                              1999          2000
--------------------------------------------------------------------------------


                                     F-11

Revolving line of credit with banks ................      $     --      $186,050
9 1/2% Senior Subordinated Notes due 2007 ..........       100,000       100,000
Obligation to acquire KRLA-AM property .............         2,810            --
Capital leases acquired through OnePlace ...........           344            93
Seller financed note to acquire GospelMedia ........           181            --
                                                          ----------------------
                                                           103,335       286,143
Less current portion ...............................         3,248            93
                                                          ----------------------
                                                          $100,087      $286,050
                                                          ----------------------

      Since the revolving line of credit with banks carries a floating interest rate, the carrying amount approximates its fair market value. The Notes were issued in September 1997 at par. At December 31, 2000, the fair market value of the Notes was approximately $95.0 million.

Revolving Line of Credit with Banks

      The Company, a wholly-owned subsidiary of SCC, has a credit agreement with a syndicate of lending institutions (the "Credit Agreement") to provide for borrowing capacity of up to $225 million under a revolving line of credit. The maximum amount that the Company may borrow under the Credit Agreement is limited a ratio of the Company's existing adjusted debt to pro forma twelve-month cash flow, as defined in the Credit Agreement (the Adjusted Debt to Cash Flow Ratio). At December 31, 2000, the maximum Adjusted Debt to Cash Flow Ratio allowed under the Credit Agreement was 6.50 to 1.00. At December 31, 2000, the Adjusted Debt to Cash Flow Ratio was 5.45 to 1.00, resulting in total borrowing availability of approximately $29.6 million. The maximum Adjusted Debt to Cash Flow Ratio allowed under the Credit Agreement is 6.50 to 1 through December 30, 2001. Thereafter, the maximum ratio will decline periodically until December 31, 2005, at which point it will remain at 4.00 to 1 through June 2007.

      The note underlying the revolving line of credit bears interest at a fluctuating base rate plus a spread that is determined by the Company's Adjusted Debt to Cash Flow Ratio. At the Company's option, the base rate is either a bank's prime rate or LIBOR. For purposes of determining the interest rate the prime rate spread ranges from 0% to 1%, and the LIBOR spread ranges from .875% to 2.25%. Interest is payable quarterly. Commencing March 31, 2001, and every quarter thereafter, the commitment under the Credit Agreement reduces by increasing amounts through June 30, 2007, when it expires.

      The Credit Agreement with the banks (a) provides for restrictions on additional borrowings and leases; (b) prohibits the Company, without prior approval from the banks, from paying dividends, liquidating, merging, consolidating or selling its assets or business, and (c) requires the Company to maintain certain financial ratios and other covenants. the Company has pledged all of its assets as collateral under the Credit Agreement. Additionally, all of the Company's stock holdings in its subsidiaries are pledged as collateral.

      In July 1999, the Company used a portion of the net proceeds from its initial public offering to repay all amounts due under a previous revolving line of credit with the banks, and to repurchase $50 million principal amount of the Notes. The Company wrote off certain deferred financing costs (including bond issue costs of $1.5 million) and paid a premium of $3.9 million on the Notes. The write-off and premium of $3,570,000, net of a $1,986,000 income tax benefit, was recorded as an extraordinary item in the accompanying statement of operations for the year ended December 31, 1999.

9 1/2% Senior Subordinated Notes due 2007

      On August 24, 2000, SCC supplemented the indenture for the senior subordinated notes in connection with the assignment of substantially all of the assets and liabilities of SCC to the Company, including the obligations as successor issuer under the indenture.

      The Notes bear interest at 9 1/2% per annum, with interest payment dates on April 1 and October 1, commencing April 1, 1998. Principal is due on the maturity date, October 1, 2007. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after October 1, 2002, at the redemption prices specified in the indenture. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis by the Guarantors (the Company's subsidiaries). The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness, including the Company's obligations under the Credit Agreement. The indenture limits the incurrence of additional indebtedness by the Company, the payment of dividends, the use of proceeds of certain asset sales, and contains certain other restrictive covenants affecting the Company.

Other Debt

      In August 1998, in connection with the Company's acquisition of KRLA-AM, the Company agreed to lease the real property on which the station's towers and transmitter are located for $10,000 per month. The Company also agreed to purchase the property for $3 million in February 2000. The Company recorded this transaction in a manner similar to a capital lease. The amount recorded as a long-term obligation at December 31, 1998, represents the present value of the future commitments under the lease and purchase contract, discounted at 8.5%. The obligation is classified as current at December 31, 1999 and was paid in February 2000.

      In connection with the acquisition of OnePlace in January 1999, the Company acquired several capital leases related to various data processing equipment. The obligation recorded at December 31, 1999 and 2000 represents the present value of future commitments under the lease agreements.

      In connection with the acquisition of Gospel Media Network, Inc. ("Gospel Media"), the Company incurred an obligation to make future payments to the seller. The Company sold Gospel Media on August 14, 2000. As part of the sale agreement, these future commitments were forgiven.

Maturities of Long-Term Debt

      Principal repayment requirements under all long-term debt agreements outstanding at December 31, 2000, for each of the next five years and thereafter are as follows:

         2001....................................................    $      93
         2002....................................................           --
         2003....................................................           --
         2004....................................................           --
         2005....................................................           --
            Thereafter...........................................      286,050
                                                                     ---------
                                                                     $ 286,143
                                                                     ---------

6. INCOME TAXES

      In connection with the 1999 acquisition of CCM the Company recorded a net deferred tax liability of $1,468,000, and in connection with the 2000 acquisition of RSN, the Company recorded a net deferred tax liability of $739,000. In addition, a deferred tax asset of $21,200,000 was established in connection with the Basis Adjustment for Reporting Purposes in 2000. These amounts were recorded as an increase to the deferred tax liability and is not reflected in the income tax benefit in 1999 and the income tax provision in 2000.

      The consolidated provision (benefit) for income taxes for Salem consisted of the following at December 31:

--------------------------------------------------------------------------------
(in thousands)                                   1998         1999         2000
--------------------------------------------------------------------------------
Current:
   Federal ...............................     $    --      $    --      $    --
   State .................................         387          509          543
                                               ---------------------------------
                                                   387          509          543
Deferred:
   Federal ...............................        (467)      (3,507)       7,088
   State .................................        (263)        (599)         618
                                               ---------------------------------
                                                  (730)      (4,106)       7,706
Current tax benefit reflected in net
 extraordinary loss ......................          --       (1,986)          --
                                               ---------------------------------
Income tax provision (benefit) ...........     $  (343)     $(1,611)     $ 8,249
                                               ---------------------------------

      The consolidated deferred tax asset and liability consisted of the following at December 31:

--------------------------------------------------------------------------------
(in thousands)                                               1999         2000
--------------------------------------------------------------------------------
Deferred tax assets:
  Financial statement accruals not currently
     deductible ......................................     $ 1,140      $ 2,216
  Excess of tax basis of intangible assets over net
     book value for financial reporting purposes......          --        1,327
  Net operating loss, AMT credit and other
     carryforwards ...................................       5,413        8,496
  State taxes ........................................         176          185
  Other ..............................................         537          462
                                                           -------      -------
Total deferred tax assets ............................       7,266       12,686
Valuation allowance for deferred tax assets ..........        (860)      (2,035)
                                                           -------      -------
Net deferred tax assets ..............................       6,406       10,651

Deferred tax liabilities:
  Excess of net book value of property,
    plant, equipment and software for
    financial reporting purposes over tax


                                     F-13


    basis.......................................             4,291        3,802
  Excess of net book value of intangible
    assets for financial reporting purposes
    over tax basis..............................             7,842           --
  Other.........................................               772          795
                                                           -------      -------
Total deferred tax liabilities..................            12,906        4,597
                                                           -------      -------
Net deferred tax liabilities (assets)...........           $ 6,500      $(6,054)
                                                           -------      -------

      A reconciliation of the statutory federal income tax rate to the effective tax rate, as a percentage of income before income taxes, is as follows:

                                                                              Year Ended December 31,
----------------------------------------------------------------------------------------------------------
                                                                            1998        1999      2000
----------------------------------------------------------------------------------------------------------
Statutory federal income tax rate.......................................    (34)%       (34)%      35%
State income taxes, net.................................................      4           1         4
Nondeductible expenses..................................................      7           7         1
Exclusion of income taxes of S corporations and the Partnership.........     --          --        --
Change in taxable entity (S corporation to C corporation)...............     --          --        --
Other, net..............................................................      5          --        (2)
                                                                         ---------------------------------
                                                                            (18)%       (26)%      38%
                                                                         ---------------------------------

      At December 31, 2000, the Company has net operating loss carryforwards for federal income tax purposes of approximately $17,900,000 which expire in years 2010 through 2020 and for state income tax purposes of approximately $50,400,000 which expire in years 2002 through 2020. The Company has federal alternative minimum tax credit carryforwards of approximately $147,000. For financial reporting purposes, at December 31, 2000 the Company has a valuation allowance of $2,035,000 to offset a portion of the deferred tax assets related to the state net operating loss carryforwards.

7. COMMITMENTS AND CONTINGENCIES

      As a result of the Transaction, Salem assumed the obligations under SCC lease agreements. Salem leases various land, offices, studios and other equipment under operating leases that expire over the next 10 years. The majority of these leases are subject to escalation clauses and may be renewed for successive periods ranging from one to five years on terms similar to current agreements and except for specified increases in lease payments. Rental expense included in operating expense under all lease agreements was $4,800,000, $6,000,000 and $7,348,000 in 1998, 1999, and 2000, respectively.

      Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2000, are as follows:

                                                   Related
                                                   Parties     Other       Total
--------------------------------------------------------------------------------
                                                           (in thousands)
2001 ..........................................    $ 1,148    $ 5,201    $ 6,349
2002 ..........................................      1,002      4,428      5,430
2003 ..........................................        919      4,154      5,073
2004 ..........................................        739      3,934      4,673
2005 ..........................................        667      3,039      3,706
Thereafter ....................................      1,445     13,631     15,076
                                                   -----------------------------
                                                   $ 5,920    $34,387    $40,307
                                                   -----------------------------

      The Company had a deferred compensation agreement with one of its officers, which would have provided for retirement payments to the officer for a period of ten consecutive years, if he remained employed by the Company until age 60. The retirement payments were based on a formula defined in the agreement. The estimated obligation under the deferred compensation agreement was being provided for over the service period. At December 31, 1998 and 1999, a liability of approximately $432,000 and $494,000 respectively, is included in other liabilities in the accompanying balance sheet for the amounts earned under this agreement. The officer terminated his employment with the Company in 2000 and therefore there is no liability recorded as of December 31, 2000. Corporate expenses were reduced by $404,000 in 2000 due to the termination of this agreement.

       The Company and its subsidiaries, incident to its business activities, are parties to a number of legal proceedings, lawsuits, arbitration and other claims, including the Gospel Communications International, Inc. ("GCI") matter described in more detail below. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Also, the Company maintains insurance which any provide coverage for such matters. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or the financial impact with respect to those matters as of December 31, 2000. However, the Company believes, at this time, that the final resolution of these matters, individually and in the aggregate, will not have a material adverse effect upon the Company's annual consolidated financial position, results of operations or cash flows.

       On December 6, 2000, GCI made a demand for arbitration upon Salem. The demand, pending before an arbitration panel of the American Arbitration Association, alleges Salem and its subsidiary OnePlace, Ltd. failed to provide certain e-commerce software to GCI pursuant to a written contract between GCI and OnePlace, for which GCI seeks $5.0 million in damages. The Company has filed an answer to the demand, denying the factual basis for certain elements of GCI's claims and has asserted counterclaims against GCI for breach of contract. By consent of the parties, the matter has been submitted to nonbinding mediation. Although there can be no assurance that the GCI matter will be resolved in favor of the Company, Salem will vigorously defend the action and pursue its counterclaims against GCI.

8. STOCK OPTION PLAN

       The 1999 Stock Incentive Plan (the "Plan") allows the Company to grant stock options of SCC to employees, directors, officers and advisors of the Company. A maximum of 1,000,000 shares were authorized under the Plan. Options generally vest over five years and have a maximum term of 10 years. The Plan provides that vesting may be accelerated in certain corporate transactions of the Company. The Plan provides that the Board of Directors, or a committee appointed by the Board, has discretion, subject to certain limits, to modify the terms of outstanding options. At December 31, 2000, the Company had 644, 500 shares available for future grants under its Plan.

       A summary of stock option activity is as follows:

                                                 WEIGHTED AVERAGE   EXERCISABLE   WEIGHTED AVERAGE
                                     OPTIONS      EXERCISE PRICE      OPTIONS      EXERCISE PRICE
---------------------------------------------------------------------------------------------------
Outstanding at December 31, 1998         --                   --            --               --
  Granted                           304,500              $ 22.65
---------------------------------------------------------------------------------------------------
Outstanding at December 31, 1999    304,500              $ 22.65            --               --
  Granted                           110,000              $ 16.32
  Cancelled                         102,800              $ 22.86
---------------------------------------------------------------------------------------------------
Outstanding at December 31, 2000    311,700              $ 20.35        51,020          $ 22.53
---------------------------------------------------------------------------------------------------

      Additional information regarding options outstanding as of December 31, 2000, is as follows.

                                      WEIGHTED AVERAGE
RANGE OF                              CONTRACTUAL LIFE    WEIGHTED AVERAGE   EXERCISABLE   WEIGHTED AVERAGE
EXERCISE PRICES          OPTIONS      REMAINING (YEARS)    EXERCISE PRICE      OPTIONS      EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------
$10.00-$13.00             66,000             9.6               $ 12.21              --               --
$22.50-$27.07            245,700             8.6               $ 22.54          51,020           $ 22.53
-----------------------------------------------------------------------------------------------------------
$10.00-$27.07            311,700             8.8               $ 20.35          51,020           $ 22.53
-----------------------------------------------------------------------------------------------------------

   The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized in the results of operations for the stock operation grants. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date, amortized over the vesting period, for awards in 1999 and 2000 consistent with the provisions of SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts as follows:

                                                          YEAR ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------
                                                       1998          1999         2000
-------------------------------------------------------------------------------------------
Net income (loss).................................  $ (1,581)     $ (8,045)       13,661
Pro forma net income (loss).......................    (1,581)       (8,845)       12,814

Using the Black-Scholes valuation model, the per share weighted-average fair value of stock options granted during the years ended December 31, 1999 and 2000 was $11.36 and $9.36, respectively. The pro forma effect on the Company's net loss and basic and diluted loss per share for 1999 and 2000 is not representative of the pro forma effect in future years. The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants made in 1999: dividend yield of 0%; expected volatility of 58.0%; risk-free interest rate of 5.8%; expected life of 4 years. The following assumptions were made for grants made in 2000: dividend yield of 0%; expected volatility of 96%, risk-free interest rate of 5.8%; expected life of 4 years. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options. The assumptions used in option valuation models are highly subjective, particularly the expected stock price volatility of the underlying stock. Because changes in these subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not provide a reliable single measure of the fair value of its employee stock options.

9. RELATED PARTY TRANSACTIONS


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

      On November 7, 2000, the Company loaned SCC $48.3 million. The Company has a promissory note from SCC for this amount. The note carries a stated interest rate of 15.8%. The total due from related parties of $50.9 million in the accompanying balance sheet includes accrued interest on the note of $1.1 million and other miscellaneous amounts due from SCC and AcquisitionCo of $1.5 million.

      In December 1998, the Company borrowed $1.8 million from a stockholder of the Parent pursuant to a promissory note with a revolving principal amount of up to $2.5 million. The outstanding balance on the note as of December 31, 1998 was $1.8 million (see Note 5). The note was repaid in full and cancelled in April 1999.

      A stockholder of the Parent has a trust which owns real estate on which certain assets of two radio stations are located. One of the stations, KAVC-FM, was sold during 1998. Salem, in the ordinary course of its business, entered into two separate lease agreements with this trust. Rental expense included in operating expense for 1998, 1999 and 2000 amounted to $60,000, $48,000 and $49,000, respectively.

      Land and buildings occupied by various Salem radio stations are leased from the stockholders of the Parent. Rental expense under these leases included in operating expense for 1998, 1999 and 2000 amounted to $1.0 million, $1.4 million and $1.5 million, respectively.

      In June 1997, the Company entered into a local marketing agreement ("LMA") with a corporation, Sonsinger, Inc. ("Sonsinger"), owned by two of the Parent's stockholders for radio station KKOL-AM. The stockholders and the Company are parties to an Option to Purchase Agreement whereunder the Company had been granted an option to purchase KKOL-AM from the stockholders at any time on or before December 31, 1999 at a price equal to the lower of the cost of the station to the stockholders, $1.4 million, and its fair market value as determined by an independent appraisal. The Company acquired KKOL-AM from Sonsinger on April 30, 1999 for $1.4 million and associated real estate for $400,000. Under the LMA, Salem programmed KKOL-AM and sold all the airtime. Salem retained all of the revenue and incurred all of the expenses related to the operation of KKOL-AM and incurred approximately $164,000 and $43,000 in 1998 and 1999, respectively, in LMA fees to Sonsinger.

      On August 22, 2000, the Company sold the assets of radio station KLTX-AM, Los Angeles, CA for $29.5 million to a corporation owned by one of its Board members, resulting in a gain of $28.8 million.

      On October 5, 2000, the Company acquired the assets of radio station WGTK-AM, Louisville, KY for $1.8 million from a corporation owned by a relative of one of its Board members.

      From time to time, the Company rents an airplane and a helicopter from a company which is owned by one of the principal stockholders of the Parent. As approved by the independent members of the Company's board of directors, the Company rents these aircraft on an hourly basis at below-market rates and uses them for general corporate needs. Total rental expense for these aircraft for 1998, 1999 and 2000 amounted to approximately $69,000, $156,000 and $149,000, respectively.

10. DEFINED CONTRIBUTION PLAN

      In 1993, the Company established a 401(k) defined contribution plan (the "Plan"), which covers all eligible employees (as defined in the Plan). Participants are allowed to make nonforfeitable contributions up to 15% of their annual salary, but may not exceed the annual maximum contribution limitations established by the Internal Revenue Service. The Company currently matches 25% of the amounts contributed by each participant but does not match participants' contributions in excess of 6% of their compensation per pay period. Prior to January 1, 1999, the Company matched 10% of the amounts contributed by each participant but did not match participants' contributions in excess of 10% of their compensation per pay period. The Company contributed and expensed $87,000, $237,000 and $320,000 to the Plan in 1998, 1999 and 2000, respectively.

11. STOCKHOLDERS' EQUITY

      In connection with the Transaction, the Company issued 1,000 shares of Common Stock to SCC. These shares have been reflected as outstanding from January 1, 1998. The Company has no other authorized or outstanding shares.

      The basis adjustment for reporting purposes represents a reallocation of a $53 million (i.e. $31.8 million net of tax effect) of the purchase price of certain stations acquired, as a group of stations in a single transaction, to the station owned by AcquisitionCo and sold shortly after the acquisition, as required by Emerging Issues Task Force Issue No. 87-11 "Allocation of Purchase Price to Assets to Be Sold."

      CAPITAL STRUCTURE OF SALEM COMMUNICATIONS CORPORATION

      On March 31, 1999, SCC changed its domicile from California to Delaware (the "Reincorporation"). In conjunction with the Reincorporation, SCC's capital structure was changed to authorize 80,000,000 shares of Class A common stock, $0.01 par value, 20,000,000 shares of Class B common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. In the Reincorporation, the previously outstanding 5,553,696 shares of common stock were converted into 11,107,392 shares of Class A common stock and 5,553,696 shares of Class B common stock.

      In April 1999, SCC filed a registration statement for an initial public offering (the "Offering") of its Class A common stock with the Securities and Exchange Commission. In connection with the Offering, SCC's board of directors approved a 67-for-one stock dividend on the Company's Class A and Class B common stock.

      Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share, except for specified related party transactions. Holders of Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, except that holders of Class A common stock vote separately for two independent directors.

      On May 26, 1999, SCC awarded 75,000 shares of Class A common stock to an officer of the Company. SCC also agreed to pay the individual federal and state income tax liabilities associated with the stock award. The Class A common stock award was valued based on the initial public offering price and along with the compensation resulting from the payment of the individual federal and state income taxes associated with the award was recognized as compensation expense of $2.6 million during the year ended December 31, 1999.

      Upon the closing of SCC's initial public offering, SCC issued 6,720,000 shares of the Company's Class A common stock at $22.50 per share, generating gross offering proceeds of $151.2 million. After deducting a $9.6 million underwriting discount and $1.5 million in other related expenses, the net proceeds to Salem were $140.1 million.

      In addition, two selling stockholders sold 2,940,000 shares of SCC's Class A common stock (including 1,260,000 shares sold by the stockholders as a result of the exercise by the managing underwriters of their over-allotment option subsequent to the initial offering) to the underwriting syndicate at the same price per share raising gross proceeds of $66.2 million. After deducting a $4.2 million underwriting discount the net proceeds to the selling stockholders were $62.0 million. Salem did not receive any monies from the sale of shares of SCC's Class A common stock by these selling stockholders.


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